Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-268457

PROSPECTUS

GENIUS SPORTS LIMITED

Consent Solicitation for the Amendment to

the Warrant Agreement Governing the Warrants of

Genius Sports Limited

THE CONSENT PERIOD (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JANUARY 19, 2023, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND.

Terms of the Consent Solicitation

Until the Expiration Date (as defined below), Genius Sports Limited (the “Company”) is offering holders of our outstanding warrants (CUSIP number G3934V 117) the opportunity to exercise their warrants on the terms set forth in the Warrant Holder Notice (as defined below) and consent (the “Consent Solicitation”) to amend the Warrant Agreement (as defined below) governing the warrants. Pursuant to the Consent Solicitation, the Warrant Agreement will be amended so that any warrants not exercised by a holder thereof on or prior to 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend (the “Expiration Date”), shall be exercised automatically on the holder’s behalf on the first Trading Day following the Expiration Date on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the New York Stock Exchange (the “NYSE”) on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price (as defined below) on or prior to the Expiration Date (the “Warrant Amendment”). If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. Pursuant to the terms of the Warrant Agreement, the Warrant Amendment requires the written consent of holders of at least 50% of the outstanding warrants.

The Consent Solicitation is being made to all holders of our warrants.

Our ordinary shares and warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively. As of January 18, 2023, a total of 7,668,280 warrants were outstanding.

On December 20, 2022, the Company issued to warrant holders an amended notice (the “Warrant Holder Notice”) indicating that the Company has lowered the Exercise Price of the warrants (the “Reduced Exercise Price”) during the Consent Period from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date if and only if such Reduced Exercise Price would be less than $11.50 per share, which one-Trading Day period is expected to be January 17, 2023. If the Reduced Exercise Price, as calculated on the second Trading Day prior to the Expiration Date, is $11.50 or greater, the warrant holder would be unable to exercise their warrant at a Reduced Exercise Price and the Consent Solicitation would be withdrawn. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder. The Warrant Holder Notice further provided that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first Trading Day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first Trading Day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect, and any exercise of warrants by a holder at the Reduced Exercise Price will not be consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment. The Warrant Holder Notice and Cashless Exercise Amendment are filed as exhibits to the registration statement of which this Prospectus forms a part.

In connection with the Cashless Exercise Amendment, the Company will form a direct subsidiary that is disregarded as an entity separate from the Company for U.S. federal income tax purposes to facilitate the cashless exercise of warrants. Should a warrant holder elect to exercise its warrants on a cashless basis, such subsidiary shall pay the Reduced Exercise Price to the Company in cash on the warrant holder’s behalf and, pursuant to the warrant holder’s exercise, the Company will issue to the warrant holder 0.260 ordinary shares per warrant and will issue to such subsidiary the remaining ordinary shares, 0.740 ordinary shares per warrant, to which the warrant holder would have been entitled to receive pursuant to such exercise if the warrant holder had paid the Reduced Exercise Price directly in cash rather than electing to exercise the warrants on a cashless basis. No fractional ordinary shares will be issued in connection with any exercise, and in lieu of such fractional shares the number of ordinary shares to be issued to the warrant holder shall be rounded down to the nearest whole share pursuant to the terms of the Warrant Agreement and the remaining ordinary shares issued pursuant to such exercise will be issued to the aforementioned subsidiary of the Company.

You may not (i) consent to the Warrant Amendment without exercising your warrants pursuant to the terms of the Warrant Holder Notice or (ii) exercise your warrants pursuant to the terms of the Warrant Holder Notice without consenting to the Warrant Amendment. You may revoke your consent and election to exercise on the terms set forth in the Warrant Holder Notice at any time prior to the Expiration Date (as defined below) by delivering to the information and tabulation agent, at the address below, a notice of revocation. Any consents delivered prior to the filing of Amendment No. 1 on Form F-4 on December 20, 2022 will not be accepted and, to consent to the Warrant Agreement and exercise their warrants pursuant to the terms of the Warrant Holder Notice, holders must provide their consent to the Warrant Amendment and exercise their warrants pursuant to the terms of the Warrant Holder Notice following such filing on December 20, 2022 and prior to the Expiration Date.

The Consent Solicitation is made solely upon the terms and conditions in this Prospectus. The Consent Solicitation will be open until 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend (the period during which the Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to as the “Consent Period”). The Consent Solicitation is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful.

We may withdraw the Consent Solicitation only if the conditions to the Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, any consent to the Warrant Amendment will be revoked.

If you consent to the Warrant Amendment and elect to exercise your warrants on the terms set forth in the Warrant Holder Notice, and change your mind, you may revoke your consent and election to exercise on the terms set forth in the Warrant Holder Notice at any time prior to the Expiration Date, as described in greater detail herein in the section titled “The Consent Solicitation — Withdrawal Rights.” If the Expiration Date is extended, you may revoke your consent and election to exercise your warrants on the terms set forth in the Warrant Holder Notice at any time until the extended Expiration Date. If you withdraw your consent to the Warrant Amendment, you are also withdrawing your election to exercise your warrants on the terms set forth in the Warrant Holder Notice, and vice versa.

The Company will issue a press release announcing the Reduced Exercise Price prior to the opening of trading on the Trading Day prior to the Expiration Date. We will amend or supplement the Schedule TO, which can be accessed electronically on the SEC’s website at www.sec.gov, to include such press release. Holders may also contact the information and tabulation agent for the Reduced Exercise Price (when available on and following the Trading Day prior to the Expiration Date) at the contact information below. The Consent Solicitation is conditioned upon the effectiveness of the registration statement on Form F-4 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) regarding the Warrant Amendment. This Prospectus forms a part of the registration statement. Holders will be entitled to give their consent in the Consent Solicitation.

Our board of directors has approved the Consent Solicitation. However, neither we nor any of our management, our board of directors, the information and tabulation agent or the solicitation agent is making any recommendation as to whether holders of warrants should consent to the Warrant Amendment in the Consent Solicitation or exercise its warrants. Each holder must make its own decision as to whether to consent to the Warrant Amendment and each warrant holder must make its own decision as to whether to exercise its warrants.

All questions concerning the terms of the Consent Solicitation and the exercise of warrants pursuant to the terms of the Warrant Holder Notice should be directed to the solicitation agent:

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

All questions concerning consent procedures, requests for additional copies of this Prospectus and requests to obtain the Reduced Exercise Price (when available on and following the Trading Day prior to the Expiration Date) and a representative Reduced Exercise Price (prior to the Trading Day prior to the Expiration Date and based on the volume-weighted average price of the ordinary shares on the NYSE on the Trading Day preceding such request) should be directed to the information and tabulation agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550

Call Toll Free: (800) 370-1749

Email: geniussports@dfking.com

We will amend or supplement our offering materials, including this Prospectus, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given to warrant holders.

The securities offered by this Prospectus involve risks. Before consenting to the Warrant Amendment, you are urged to read carefully the section titled “Risk Factors” beginning on page 8 of this Prospectus.

Neither the SEC nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The solicitation agent is:

BofA Securities

This Prospectus is dated January 18, 2023.

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ABOUT THIS PROSPECTUS

This Prospectus is a part of the registration statement that we filed on Form F-4 with the United States Securities and Exchange Commission. You should read this Prospectus, including the detailed information regarding the Company, ordinary shares and warrants, and the financial statements and the accompanying notes included or incorporated by reference herein and any applicable prospectus supplement.

We have not authorized anyone to provide you with information different from that contained in this Prospectus. If anyone makes any recommendation or representation to you, or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us. We and the solicitation agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this Prospectus, incorporated by reference in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus to be a solicitation relating to the securities if the person making the solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context requires otherwise, in this Prospectus, we use the terms “the Company”, “our company,” “we,” “us,” “our,” and similar references to refer to Genius Sports Limited and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus (including information incorporated by reference herein) contains certain statements that are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Prospectus (including information incorporated by reference herein), including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, prospects, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to:

•

Health epidemics or pandemics, such as COVID-19, can and have adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of live sporting events, all of which can affect our financial results, our business operations, and prospects;

•

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict, and the health of the sports, entertainment and sports betting industries;

•	We may not be able to offset higher costs associated with inflation and other general cost increases;

•	The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences;

•	Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations and financial position;

•

We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships, overreliance on certain relationships, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage, or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations;

•	Risks related to United Kingdom’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business in years to come;

•	We operate in a competitive market and we may lose customers and relationships to both existing and future competitors;

•

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and negatively impact our reputation;

•

Our collection, storage and processing of personal data is subject to applicable data protection and privacy laws in various jurisdictions, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action;

•

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business;

•

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects;

•	We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions;

•

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material;

•	We have a history of losses and may not be able to achieve or sustain profitability in the future;

•	Genius may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares;

•

Because Genius is incorporated under the laws of the States of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited;

•	It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States;

•	The lack of a third-party determination that the Consent Solicitation is fair to warrant holders;

•

As a company incorporated in the States of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may, and in some cases does afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards; and

•

those described in the section of this Prospectus titled “Risk Factors” and other factors disclosed in this Prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2021 as amended by Amendment No. 1 to our annual report on Form 20-F/A, filed with the SEC on November 10, 2022 (the “2021 Annual Report”), and other documents incorporated by reference into this Prospectus.

As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus (including information incorporated by reference herein) will prove to be accurate. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations, share price, financial condition or reputation. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Prospectus or the dates of the documents incorporated by reference in this Prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Prospectus and the documents that we incorporate by reference in this Prospectus and have filed as exhibits to the registration statement, of which this Prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this Prospectus to:

“Amended and Restated Investor Rights Agreement” means the amended and restated investor rights agreement, dated April 26, 2021, by and among (i) dMY Sponsor II, LLC, (ii) Maven TopHoldings S.a.r.l, (iii) each of the parties listed on Schedule 1-A attached thereto, (iv) each of the parties listed on Schedule 1-B attached thereto, (v) Genius Sports Limited (f/k/a Galileo NewCo Limited), (vi) dMY Technology Group II, Inc., (vii) NFL Enterprises LLC, (viii) solely for purposes of Article I, Section 3.11, Section 3.15, Section 3.16(a), Section 4.3 and Article V thereto, (A) Niccolo de Masi and (B) Harry L. You, and (ix) (A) Darla Anderson, (B) Francesca Luthi, and (C) Charles E. Wert.

“B shares” means B shares of the Company, par value $0.0001.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2020, by and among dMY, TopCo, MidCo, Genius, Merger Sub and Sponsor, a copy of which is filed as Exhibit 2.1 to the registration statement of which this Prospectus forms a part, and as may be amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent Solicitation” means the solicitation of consent from the holders of the warrants to approve the Warrant Amendment.

“Consent Period” means the period during which the Consent Solicitation is open, giving effect to any extension.

“dMY” means dMY Technology Group, Inc. II.

“Eligible Institution” means a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” means 11:59 p.m., Eastern Time, on January 19, 2023.

“GAAP” means U.S. generally accepted accounting principles.

“Genius,” “the Company,” “we,” “our” or “us” means Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares.

“Genius Governing Documents” means the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of the Company.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“NFL Warrants” means the warrants issued to NFL Enterprises LLC, with each such warrant entitling the holder thereof to purchase one Ordinary Share at a price of $0.01 per Ordinary Share.

“ordinary shares” means our ordinary shares, par value $0.01 per share.

“Securities Act” means the Securities Act of 1933, as amended.

“solicitation agent” means BofA Securities, Inc., the solicitation agent for the Consent Solicitation and exercise of warrants pursuant to the terms of the Warrant Holder Notice.

“Sponsor” means dMY Sponsor II, LLC, a Delaware limited liability company.

“TopCo” means Maven Topco Limited, a company incorporated under the laws of Guernsey.

“Trading Day” means a date on which The New York Stock Exchange (or any successor thereto) is open for the transaction of business.

“volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date” means such price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GENI <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one ordinary share on such Trading Day reasonably determined, using a volume weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company, which may the solicitation agent or its affiliate).

“warrants” means the Company’s 7,668,280 outstanding warrants.

“warrant holder” means any person in whose name warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the warrants.

“Warrant Agreement” means that certain warrant agreement dated as of August 13, 2020 (as amended), between dMY and the warrant agent, which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among the Company, dMY and the warrant agent.

SUMMARY

The Consent Solicitation

This summary provides a brief overview of the key aspects of the Consent Solicitation. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this Prospectus or incorporated by reference in this Prospectus or in the documents included as exhibits to the registration statement that contains this Prospectus. Accordingly, you are urged to carefully review this Prospectus in its entirety (including all documents incorporated by reference herein or filed as exhibits to the registration statement that contains this Prospectus, which exhibits may be obtained by following the procedures set forth herein in the section titled “Where You Can Find Additional Information”).

In this Prospectus, unless otherwise stated, the terms “the Company,” “Genius,” “we,” “us” or “our” refer to Genius Sports Limited and its subsidiaries.

Summary of the Consent Solicitation

The Company

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports betting and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, the Company creates engaging and immersive fan experiences while simultaneously providing sports leagues with reliable and sustainable revenue streams.

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 500 sportsbook brands and over 150 marketing customers (which includes some of the aforementioned sportsbook brands).

Corporate Contact Information	The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports Group, 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL, and the telephone number of the Company is +44 (0) 20 7851 4060. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. We maintain a website at www.geniussports.com where general information about us is available. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus or the registration statement of which it forms a part.

Warrants

On December 20, 2022, the Company issued to warrant holders the Warrant Holder Notice indicating that the Company has lowered the Exercise Price of the warrants during the Consent Period from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date if and only if such Reduced Exercise Price would be less than $11.50 per share, which one-Trading Day period is expected to be January 17, 2023. If the Reduced Exercise Price, as calculated on the second Trading Day prior to the Expiration Date, is $11.50 or greater, the warrant holder would be unable to exercise their warrant at a Reduced Exercise Price and the Consent Solicitation would be withdrawn. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder. The Warrant Holder Notice further provided that the Company has entered into the Cashless Exercise Amendment with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first Trading Day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first Trading Day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect, and any exercise of warrants by a holder at the Reduced Exercise Price will not be consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment. The Warrant Holder Notice and Cashless Exercise Amendment are filed as exhibits to the registration statement of which this Prospectus forms a part.

In connection with the Cashless Exercise Amendment, the Company will form a direct subsidiary that is disregarded as an entity separate from the Company for U.S. federal income tax purposes to facilitate the cashless exercise of warrants. Should a warrant holder elect to exercise its warrants on a cashless basis, such subsidiary shall pay the Reduced Exercise Price to the Company in cash on the warrant holder’s behalf and, pursuant to the warrant holder’s exercise, the Company will issue to the warrant holder 0.260 ordinary shares per warrant and will issue to such subsidiary the remaining ordinary shares, 0.740 ordinary shares per warrant, to which the warrant holder would have been entitled to receive pursuant to such exercise if the warrant holder had paid the Reduced Exercise Price directly in cash rather than electing to exercise the warrants on a cashless basis. No fractional ordinary shares will be issued in connection with any exercise, and in lieu of such fractional shares the number of ordinary shares to be issued to the warrant holder shall be rounded down to the nearest whole share pursuant to the terms of the Warrant Agreement and the remaining ordinary shares issued pursuant to such exercise will be issued to the aforementioned subsidiary of the Company.

You may not (i) consent to the Warrant Amendment without exercising your warrants pursuant to the terms of the Warrant Holder Notice or (ii) exercise your warrants pursuant to the terms of the Warrant Holder Notice without consenting to the Warrant Amendment. You may revoke your consent and election to exercise at any time on the terms set forth in the Warrant Holder Notice prior to the Expiration Date by delivering to the information and tabulation agent a notice of revocation. Any consents delivered prior to the filing of Amendment No. 1 on Form F-4 on December 20, 2022 will not be accepted and, to consent to the Warrant Agreement and exercise their warrants pursuant to the terms of the Warrant Holder Notice, holders must provide their consent to the Warrant Amendment and exercise their warrants pursuant to the terms of the Warrant Holder Notice following such filing on December 20, 2022 and prior to the Expiration Date.

If the Warrant Amendment is not approved, the warrants currently expire on April 20, 2026, subject to certain terms and conditions. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date and, thereafter the warrants shall cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or automatically by the Company) and the warrants will cease trading on the NYSE. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50.

Exercising Warrants if the Warrant Amendment is Approved	If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50.

Exercising Warrants if the Warrant Amendment is Not Approved

If the Warrant Amendment is not approved and such condition is waived, you would be able to exercise your warrants at the Reduced Exercise Price for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment only on or prior to the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect and any exercise of warrants by a holder at the Reduced Exercise Price will not consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

Market Price of Our Ordinary Shares	Our ordinary shares and warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or automatically by the Company) and the warrants will cease trading on the NYSE. See “Market Information, Dividends and Related Shareholder Matters.”

The Consent Solicitation

Until the Expiration Date, we are soliciting from the holders their consent to amend the Warrant Agreement. Pursuant to the Consent Solicitation, the Warrant Agreement will be amended so that any warrants not exercised by a holder thereof on or prior to the Expiration Date shall be exercised automatically on the holder’s behalf on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant to be received by holders that exercise cashlessly, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. A copy of the Warrant Amendment is attached hereto as Annex A. We urge that you carefully read the Warrant Amendment in its entirety.

In order to consent in the Consent Solicitation, holders are required to consent and exercise (by delivering their consent and exercise in accordance with DTC’s ATOP procedures or requesting that their broker or nominee consent on their behalf) to the Warrant Amendment attached as Annex A.

The Consent Solicitation is being made to all holders except those holders who reside in states or other jurisdictions where the Consent Solicitation would be unlawful (or would require further action in order to comply with applicable securities laws).

Purpose of the Consent Solicitation	The purpose of the Consent Solicitation is to attempt to simplify our capital structure and reduce the potential dilutive impact of the warrants, thereby providing us with more flexibility for financing our operations in the future. See “The Consent Solicitation — Background and Purpose of the Consent Solicitation.”

Consent Period	The Consent Solicitation will expire on the Expiration Date, which is 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend. All consents to the Warrant Amendment and all requests to exercise warrants at the Reduced Exercise Price, including any required related paperwork, must be received by the information and tabulation agent by the Expiration Date, as described in this Prospectus. If the Consent Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension. We may withdraw the Consent Solicitation only if the conditions of the Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, any consent to the Warrant Amendment will be revoked.

Prior to the Expiration Date, holders may continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment. We will announce our decision to withdraw the Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law. See “The Consent Solicitation — General Terms — Consent Period.”

Amendments to the Consent Solicitation	We reserve the right at any time or from time to time to amend the Consent Solicitation, including by changing the terms of the Warrant Amendment. If we make a material change in the terms of the Consent Solicitation or the information concerning the Consent Solicitation, or if we waive a material condition of the Consent Solicitation, we will extend the Consent Solicitation to the extent required by the Exchange Act. See “The Consent Solicitation — General Terms — Amendments to the Consent Solicitation.”

Conditions to the Consent Solicitation

The Consent Solicitation is subject to customary conditions, including the effectiveness of the registration statement of which this Prospectus forms a part and the absence of any action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Consent Solicitation. Approval of the Warrant Amendment requires the consent of holders of at least 50% of the outstanding warrants (which is the minimum number required to amend the Warrant Agreement). See “The Consent Solicitation — General Terms — Conditions to the Consent Solicitation.”

We will not complete the Consent Solicitation unless and until the registration statement described above is effective. If the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend or cancel the Consent Solicitation, and will inform holders of such event.

Withdrawal Rights

If you consent to the Warrant Amendment and elect to exercise your warrants on the terms set forth in the Warrant Holder Notice, and change your mind, you may revoke your consent and election to exercise on the terms set forth in the Warrant Holder Notice at any time prior to the Expiration Date, as described in greater detail herein in the section titled “The Consent Solicitation — Withdrawal Rights.” If the Expiration Date is extended, you may revoke your consent and election to exercise your warrants on the terms set forth in the Warrant Holder Notice at any time until the extended Expiration Date. If you withdraw your consent to the Warrant Amendment, you are also withdrawing your election to exercise your warrants on the terms set forth in the Warrant Holder Notice, and vice versa.

Federal and State Regulatory Approvals

Other than compliance with the applicable federal and state securities laws, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the Consent Solicitation.

Absence of Appraisal or Dissenters’ Rights	Holders of warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Consent Solicitation.

U.S. Federal Income Tax Consequences of the Consent Solicitation	Although the issue is not free from doubt, we intend to treat all warrants outstanding when the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment take effect as having been exchanged for “new” warrants pursuant to the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, pursuant to which, assuming we have not been a PFIC for any relevant taxable year, (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants deemed surrendered in the exchange, and (iii) provided that you hold your warrants as a capital asset at the time of the deemed exchange, your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the warrants deemed surrendered. Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment, if approved, the Reduced Exercise Price and the Cashless Exercise Amendment, there can be no assurance in this regard and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. holders to recognize taxable income or gain. If the Cashless Exercise Amendment takes effect and you use your right to exercise on a cashless basis pursuant to the Cashless Exercise Amendment, or if the Warrant Amendment is approved and we exercise your warrants, we intend to treat the cashless exercise as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code pursuant to which, assuming we have not been a PFIC for any relevant taxable year, (i) you should not recognize any gain or loss on the receipt of our ordinary shares, (ii) your aggregate tax basis in our ordinary shares received in the cashless exercise should equal your aggregate tax basis in your exercised warrants immediately prior to the exercise, and (iii) provided that you hold your warrants as a capital asset at the time of the cashless exercise, your holding period for our ordinary shares received in the cashless exercise should include your holding period for the warrants exercised. However, because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the cashless exercise of warrants for our ordinary shares, there can be no assurance in this regard and alternative characterizations are possible by the IRS or a court, including ones that would require U.S. holders to recognize taxable income or gain. See “Market Information, Dividends and Related Shareholder Matters — Material U.S. Federal Income Tax Consequences.”

No Recommendation	None of our board of directors, our management, the solicitation agent, the information and tabulation agent or any other person makes any recommendation on whether you should consent or refrain from consenting to the Warrant Amendment, or whether you should exercise or refrain from exercising your warrants, and no one has been authorized by any of them to make such a recommendation.

Risk Factors	For risks related to the Consent Solicitation, please read the section titled “Risk Factors” beginning on page 8 of this Prospectus.

Information and Tabulation Agent	The information and tabulation agent for the Consent Solicitation is:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers call: (212) 269-5550 Call Toll Free: (800) 370-1749 Email: geniussports@dfking.com

The information and tabulation agent may be contacted at the Toll Free number above at any time during the Consent Period to obtain a representative Reduced Exercise Price based on the closing price of the ordinary shares on the NYSE on the preceding Trading Day. Prior to the close of trading on January 17, 2023, the actual Reduced Exercise Price may be more or less than such representative Reduced Exercise Price provided by the information and tabulation agent. Following the close on trading on January 17, 2023, the Reduced Exercise Price may be calculated and the information and tabulation agent may be contacted to obtain the Reduced Exercise Price.

Solicitation Agent	The solicitation agent is:

BofA Securities, Inc. One Bryant Park New York, New York 10036

We have other business relationships with the solicitation agent, as described in “The Consent Solicitation — Solicitation Agent.”

Additional Information	We recommend that our warrant holders review the registration statement on Form F-4, of which this Prospectus forms a part, including the exhibits that we have filed with the SEC in connection with the Consent Solicitation and our other materials that we have filed with the SEC, before making a decision on whether to consent to the Warrant Amendment. All reports and other documents we have filed with the SEC can be accessed electronically on the SEC’s website at www.sec.gov.

You should direct (1) questions about the terms of the Consent Solicitation and the exercise of warrants pursuant to the terms of the Warrant Holder Notice to the solicitation agent at its address and telephone number listed above and (2) questions about the solicitation procedures and requests for additional copies of this Prospectus to the information and tabulation agent at its address and telephone number listed above.

Risks Associated with Our Business

An investment in our ordinary shares involves risks that a potential investor should carefully evaluate prior to making such an investment. See “Risk Factors” beginning on page 8 of this Prospectus. Additionally, see the risk factors described in our 2021 Annual Report (which is incorporated by reference herein) and in any subsequently filed Reports of Foreign Private Issuer on Form 6-K and other filings we make with the SEC that are expressly incorporated by reference.

RISK FACTORS

You should consider and read carefully all of the risks and uncertainties described below and in our 2021 Annual Report, as well as other information included in or incorporated by reference in this Prospectus, including our consolidated financial statements and related notes that are incorporated by reference in this Prospectus, before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition, results of operations, cash flows, and prospects and the trading price of our securities. You could lose all or part of your investment.

Risks Related to Our Warrants and the Consent Solicitation

The Warrant Amendment, if approved, will require any warrants not exercised by a holder thereof on or prior to the Expiration Date to be automatically exercised on the holder’s behalf on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date.

If we complete the Consent Solicitation and obtain the requisite approval of the Warrant Amendment by holders, any warrants not exercised by a holder thereof on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date.

If the Warrant Amendment is approved and a warrant holder has not exercised any warrants held on or prior to the Expiration Date, such warrant holder will receive approximately 10% fewer ordinary shares than if they had exercised their warrants at the Reduced Exercise Price on or prior to the Expiration Date.

Conditioned on the approval of the Warrant Amendment, we will reduce the Exercise Price of the warrants and amend the warrants to permit cashless exercise, both of which may increase the number of ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants are currently “out of the money”, which means that the trading price of our ordinary shares is below the $11.50 exercise price of the warrants. We do not expect warrant holders to exercise the warrants while the warrants are out of the money. If the Warrant Amendment is approved or such condition is waived, the Reduced Exercise Price will become effective, causing the warrants to be “in the money” and we will implement the Cashless Exercise Amendment. In addition, if the Warrant Amendment is approved, any warrants not exercised by a holder thereof on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. To the extent the warrants are exercised, additional ordinary shares will be issued. This will result in dilution to the holders of ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such ordinary shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

We have not obtained a third-party determination that the Consent Solicitation is fair to warrant holders.

None of us, our affiliates, the information and tabulation agent or the solicitation agent makes any recommendation as to whether you should consent to the Warrant Amendment or exercise any or all of your warrants. We have not retained, and do not intend to retain, any unaffiliated representative to act on behalf of the holders for purposes of negotiating the Consent Solicitation or preparing a report concerning the fairness of the Consent Solicitation. You must make your own independent decision regarding your participation in the Consent Solicitation.

If a U.S. Holder is treated as owning at least 10% of the ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Market Information, Dividends and Related Shareholder Matters — Material U.S. Federal Income Tax Consequences”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to us, or to any of our subsidiaries, if we or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their U.S. taxable income, as ordinary income, their pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, the ordinary shares.

If we or any of our subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If we or any of our subsidiaries is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year (or portion thereof) during which a U.S. Holder holds ordinary shares or warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

We do not believe we will be treated as a PFIC for our current taxable year and do not expect to become one in the near future. Nevertheless, whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether we will be treated as a PFIC for the current taxable year or for future taxable years, and there can be no assurance that we will not be treated as a PFIC for any taxable year. If we determine that we are a PFIC for any taxable year, we intend to, upon written request from a U.S. Holder of ordinary shares, provide a PFIC Annual Information Statement for 2022 or going forward, as applicable. However, there is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If we were treated as a PFIC, under certain proposed Treasury regulations, any gain realized on the cashless exercise of warrants for ordinary shares pursuant to the Warrant Amendment, the Reduced Exercise Price and the Cashless Exercise Amendment (or the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment) might be subject to certain special and adverse rules requiring gain recognition even though the cashless exercise pursuant to the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment (or deemed exchange pursuant to the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment) may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized. U.S. Holders are urged to consult with their tax advisors regarding the treatment of the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment and cashless exercises pursuant to the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment if we were characterized as a PFIC.

THE CONSENT SOLICITATION

Participation in the Consent Solicitation involves a number of risks, including, but not limited to, the risks identified in the section titled “Risk Factors.” Warrant holders should carefully consider these risks and are urged to speak with their personal legal, financial, investment and/or tax advisor as necessary before deciding whether or not to participate in the Consent Solicitation. In addition, we strongly encourage you to read this Prospectus in its entirety, and the information and documents that have been included herein, before making a decision regarding the Consent Solicitation.

General Terms

Until the Expiration Date, we are soliciting from the holders their consent to amend the Warrant Agreement. Pursuant to the Consent Solicitation, the Warrant Agreement will be amended so that any warrants not exercised by a holder thereof on or prior to the Expiration Date shall be exercised automatically on the holder’s behalf on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. A copy of the Warrant Amendment is attached hereto as Annex A. We urge that you carefully read the Warrant Amendment in its entirety. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 50% of the outstanding warrants is required to approve the Warrant Amendment.

The Consent Solicitation is subject to the terms and conditions contained in this Prospectus.

Corporate Information

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX. Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

We were incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports Group, 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL, and the telephone number of the Company is +44 (0) 20 7851 4060.

We maintain a website at www.geniussports.com where general information about us is available. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus or the registration statement of which it forms a part. Our ordinary shares and warrants trade on the NYSE under the symbols “GENI” and “GENI WS,” respectively.

Warrants Subject to the Consent Solicitation

Each warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment.

Prior to the Expiration Date, holders may continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

Warrant Holder Notice

On December 20, 2022, the Company issued to warrant holders the Warrant Holder Notice indicating that the Company has lowered the Exercise Price of the warrants during the Consent Period from $11.50 to an Exercise Price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share), which one-Trading Day period is expected to be January 17, 2023. If the Reduced Exercise Price, as calculated on the second Trading Day prior to the Expiration Date, is $11.50 or greater, the warrant holder would be unable to exercise their warrant at a Reduced Exercise Price and the Consent Solicitation would be withdrawn. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder. The Warrant Holder Notice further provided that the Company has entered into the Cashless Exercise Amendment with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period. Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first Trading Day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first Trading Day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect, and any exercise of warrants by a holder at the Reduced Exercise Price will not be consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment. The Warrant Holder Notice and Cashless Exercise Amendment are filed as exhibits to the registration statement of which this Prospectus forms a part.

In connection with the Cashless Exercise Amendment, the Company will form a direct subsidiary that is disregarded as an entity separate from the Company for U.S. federal income tax purposes to facilitate the cashless exercise of warrants. Should a warrant holder elect to exercise its warrants on a cashless basis, such subsidiary shall pay the Reduced Exercise Price to the Company in cash on the warrant holder’s behalf and pursuant to the warrant holder’s exercise the Company will issue to the warrant holder 0.260 ordinary shares per warrant and will issue to such subsidiary the remaining ordinary shares, 0.740 ordinary shares per warrant, to which the warrant holder would have been entitled to receive pursuant to such exercise if the warrant holder had paid the Reduced Exercise Price directly in cash rather than electing to exercise the warrants on a cashless basis. No fractional ordinary shares will be issued in connection with any exercise, and in lieu of such fractional shares the number of ordinary shares to be issued to the warrant holder shall be rounded down to the nearest whole share pursuant to the terms of the Warrant Agreement and the remaining ordinary shares issued pursuant to such exercise will be issued to the aforementioned subsidiary of the Company.

You may not (i) consent to the Warrant Amendment without exercising your warrants pursuant to the terms of the Warrant Holder Notice or (ii) exercise your warrants pursuant to the terms of the Warrant Holder Notice without consenting to the Warrant Amendment. You may revoke your consent and election to exercise on the terms set forth in the Warrant Holder Notice at any time prior to the Expiration Date (as defined below) by delivering to the information and tabulation agent, at the address above, a notice of revocation. Any consents delivered prior to the filing of Amendment No. 1 on Form F-4 on December 20, 2022 will not be accepted and, to consent to the Warrant Agreement and exercise their warrants pursuant to the terms of the Warrant Holder Notice, holders must provide their consent to the Warrant Amendment and exercise their warrants pursuant to the terms of the Warrant Holder Notice following such filing on December 20, 2022 and prior to the Expiration Date. The warrants are listed on the NYSE under the symbol “GENI WS.” As of January 18, 2023, a total of 7,668,280 warrants were outstanding.

Consent Period

The Consent Solicitation will expire on the Expiration Date, which is 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Consent Solicitation is open. There can be no assurance that we will exercise our right to extend the Consent Period. During any extension, all holders who previously consented will have a right to revoke such consents until the Expiration Date, as extended. If we extend the Consent Period, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Consent Solicitation only if the conditions to the Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, any consent to the Warrant Amendment will be revoked. We will announce our decision to withdraw the Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

Amendments to the Consent Solicitation

We reserve the right at any time or from time to time, to amend the Consent Solicitation, including by changing the terms of the Warrant Amendment.

If we make a material change in the terms of the Consent Solicitation or the information concerning the Consent Solicitation, or if we waive a material condition of the Consent Solicitation, we will extend the Consent Solicitation to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open after material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information.

Other material amendments to the Consent Solicitation may require us to extend the Consent Solicitation for a minimum of five business days.

Conditions to the Consent Solicitation

The Consent Solicitation is conditioned upon the following:

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the registration statement, of which this Prospectus forms a part, shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order;

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no action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, shall have been threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the Consent Solicitation;

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there shall not have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Consent Solicitation or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly, make entering into the Warrant Amendment illegal or otherwise restrict or prohibit completion of the Consent Solicitation; and

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there shall not have occurred (i) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets; (ii) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; (iii) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or (iv) a natural disaster, a significant worsening of the ongoing COVID-19 pandemic, an outbreak of a pandemic or contagious disease other than COVID-19, or a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, provided that we cannot waive the requirement that the registration statement shall have become effective and subject, further, to the potential requirement to disseminate additional information and extend the Consent Period. The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.

The Warrant Amendment requires the consent of holders of at least 50% of the outstanding warrants (which is the minimum number required to amend the Warrant Agreement).

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect, and any exercise of warrants by a holder at the Reduced Exercise Price will not be consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

We will not complete the Consent Solicitation unless and until the registration statement described above is effective. If the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend or cancel the Consent Solicitation, and will inform holders of such event. If we extend the

Consent Period, we will make a public announcement of such extension and the new Expiration Date by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Consent Solicitation only if the conditions of the Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, any consent to the Warrant Amendment will be revoked. We will announce our decision to withdraw the Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

No Recommendation; Warrant Holder’s Own Decision

None of our affiliates, directors, officers or employees, the information and tabulation agent or the solicitation agent, is making any recommendations to any holder as to whether to deliver their consent to the Warrant Amendment or exercise any or all of your warrants. Each holder must make its own decision as to whether to consent to the amendment of the Warrant Agreement and each warrant holder must make its own decision as to whether to exercise its warrants.

Procedure for Consenting to the Warrant Amendment

Acceptance by us of your consent to the Warrant Amendment will be made only if consent is properly provided pursuant to the procedures described below. A consent to the Warrant Amendment, if and when accepted by us, will constitute a binding agreement between such holder of warrants and us upon the terms and subject to the conditions of the Consent Solicitation.

A consent to the Warrant Amendment will constitute an agreement to exercise warrants pursuant to the terms of the Warrant Holder Notice. A consent to the Warrant Amendment made pursuant to any method of delivery set forth herein will also constitute an agreement and acknowledgement by such holder that, among other things: (i) the holder agrees to consent on the terms and conditions set forth in this Prospectus, in each case as may be amended or supplemented prior to the Expiration Date; (ii) the Consent Solicitation is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (iii) such holder is voluntarily participating in the Consent Solicitation; (iv) the future value of our warrants is unknown and cannot be predicted with certainty; and (v) such holder has read this Prospectus and Warrant Amendment.

Holders who wish to consent to the Warrant Amendment should deliver their Consents through DTC’s ATOP procedures described below.

DTC has confirmed that the Consent Solicitation is eligible for DTC’s ATOP. Accordingly, DTC Participants may electronically deliver a consent by causing DTC to deliver consents with respect to their warrants in accordance with DTC’s ATOP procedures for such a consent. DTC will verify the electronic delivery of such consent and then send an Agent’s Message to the information and tabulation agent.

The term “Agent’s Message” means a message transmitted by DTC and received by the information and tabulation agent that states that DTC has received an express acknowledgment from the DTC Participant delivering consents that such DTC Participant (i) has received and agrees to be bound by the terms of the Consent Solicitation as set forth in this Statement and that the Company may enforce such agreement against such DTC Participant, and (ii) consents to the Warrant Amendment.

The information and tabulation agent will seek to establish a new account or utilize an existing account with respect to the warrants at DTC (the “Book-Entry Transfer Facility”) promptly after the date hereof (to the extent that such arrangements have not been made previously by the information and tabulation agent), and any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of warrants may make book-entry delivery of consent into the information and tabulation agent’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. The confirmation of a book-entry consent into the information and tabulation agent’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility does not constitute delivery to the information and tabulation agent.

We shall have the right to determine whether any purported consent satisfies the requirements of the Consent Solicitation, and any such determination shall be final and binding on the holder who delivered such consent.

A beneficial owner of warrants held through a broker, dealer, commercial bank, custodian or DTC participant must provide appropriate instructions to such person in order to cause a delivery of consent through ATOP, with respect to such warrants.

Holders desiring to deliver their consents prior to the Expiration Date should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date. Consents not delivered prior to the Expiration Date will be disregarded and of no effect.

The method of delivery of consent through the ATOP procedures and any other required documents to the information and tabulation agent is at the election and risk of the Holder.

Under no circumstances should any person tender or deliver consents to the Company, the solicitation agent or the information and tabulation agent. However, we reserve the right to accept any consent received by the Company, by any other reasonable means or in any form that reasonably evidences the giving of a consent.

Warrant Holders; Beneficial Owners of Warrants

For purposes of the consent solicitation procedures set forth below, the term “warrant holder” means any person in whose name warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the warrants.

Persons whose warrants are held through a direct or indirect participant of The Depository Trust Company (“DTC”), such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered warrant holders of those warrants but are “beneficial owners.” Beneficial owners cannot directly consent to the Warrant Amendment pursuant to the Consent Solicitation. Instead, a beneficial owner must instruct its broker, dealer, commercial bank, trust company or other financial intermediary to consent to the Warrant Amendment on behalf of the beneficial owner. See “— Required Communications by Beneficial Owners.”

Required Communications by Beneficial Owners

Persons whose warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered warrant holders of those warrants, but are “beneficial owners,” and must instruct the broker, dealer, commercial bank, trust company or other financial intermediary to consent to the Warrant Amendment on their behalf. Your broker, dealer, commercial bank, trust company or other financial intermediary should have provided you with an “Instructions Form” with this Prospectus. The Instructions Form may be used by you to instruct your broker or other custodian to consent to the Warrant Amendment on your behalf.

Timing and Manner of Deliveries

ALL DELIVERIES IN CONNECTION WITH THE CONSENT SOLICITATION, INCLUDING THE CONSENTS TO THE WARRANT AMENDMENT, MUST BE MADE TO THE INFORMATION AND TABULATION AGENT. NO DELIVERIES SHOULD BE MADE TO US. ANY DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE INFORMATION AND TABULATION AGENT AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY RECEIVED. THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE WARRANT HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED (PROPERLY INSURED). IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of the consents to the Warrant Amendment will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all consents to the Warrant Amendment that we determine are not in proper form or reject consents to the Warrant Amendment that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any consent to the Warrant Amendment, whether or not similar defects or irregularities are waived in the case of other consents to the Warrant Amendment. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in the delivery of the consents to the Warrant Amendment, nor shall any of us or them incur any liability for failure to give any such notice.

Fees and Commissions

Holders who consent to the Warrant Amendment directly to the information and tabulation agent will not be obligated to pay any charges or expenses of the solicitation agent, the information and tabulation agent or any brokerage commissions. Beneficial owners who hold warrants through a broker or bank should consult that institution as to whether or not such institution will charge the owner any service fees in connection with consenting to the Warrant Amendment on behalf of the owner pursuant to the Consent Solicitation.

Withdrawal Rights

Consents to the Warrant Amendment and exercises of warrants on the terms set forth in the Warrant Holder Notice in connection with the Consent Solicitation may be revoked at any time before the Expiration Date. Any consent to the Warrant Amendment and election to exercise may not be revoked after the Expiration Date. If the Expiration Date is extended, you may revoke your consent and election to exercise your warrants on the terms set forth in the Warrant Holder Notice at any time until the extended Expiration Date. If you withdraw your consent to the Warrant Amendment, you are also withdrawing your election to exercise your warrants on the terms set forth in the Warrant Holder Notice, and vice versa. After the Consent Period expires, such consents to the Warrant Amendment are irrevocable.

Prior to the Expiration Date, any holder may revoke any consent and election to exercise given as to its warrants or any portion of such warrants. Holders who wish to exercise their right of revocation with respect to a consent and election to exercise must give a properly transmitted “Requested Message” through ATOP, which must be received through ATOP, prior to the Expiration Date. In order to be valid, a notice of revocation must specify the holder in the Book-Entry Transfer Facility whose name appears on the security position listing as the owner of such warrants and the amount of warrants to be revoked.

A withdrawal may not be cancelled, and consents for which consents are withdrawn will thereafter be deemed not validly received for purposes of the Consent Solicitation. However, warrants for which consents are withdrawn may be consented to again by following one of the procedures described above in the section titled “— Procedure for Consenting to the Warrant Amendment” at any time prior to the Expiration Date.

Acceptance of Consents

Upon the terms and subject to the conditions of the Consent Solicitation, we will accept consents from holders to the Warrant Amendment until the Expiration Date, which is 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend. In all cases, consents will only be accepted for the Warrant Amendment pursuant to the Consent Solicitation after timely receipt by the information and tabulation agent of such consents.

For purposes of the Consent Solicitation, we will be deemed to have accepted for the validly received consents to the Warrant Amendment and for which consents to the Warrant Amendment are not withdrawn, unless we give written notice to the holder of our non-acceptance.

Announcement of Results of the Consent Solicitation

We will announce the final results of the Consent Solicitation, including whether all of the conditions to the Consent Solicitation have been satisfied or waived, as promptly as practicable following the end of the Consent Period.

Announcement of Reduced Exercise Price

The Company will issue a press release announcing the Reduced Exercise Price prior to the opening of trading on the Trading Day prior to the Expiration Date. We will amend or supplement the Schedule TO, which can be accessed electronically on the SEC’s website at www.sec.gov, to include such press release.

Procedures for Exercising Warrants if the Warrant Amendment is Approved

If the Warrant Amendment is approved or such condition is waived, any warrant exercised by the holder thereof on or prior to the Expiration Date at the Reduced Exercise Price, for cash or on a cashless basis pursuant to the terms of the Cashless Exercise Amendment, will be settled promptly following the Expiration Date, and such exercise is expected to be accepted on the first Trading Day following the Expiration Date. If the Warrant Amendment condition is waived, the Company will announce such waiver to holders of the warrants and extend the Expiration Date for at least five additional Trading Days following the date such waiver and extended Expiration Date is announced. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on the holder’s behalf on a cashless basis on the first Trading Day following the Expiration Date at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date (if and only if such Exercise Price would be less than $11.50 per share), which is expected to be January 17, 2023. This will result in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date. If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50. If the Warrant Amendment is not approved and such condition is not waived, the Reduced Exercise Price and Cashless Exercise Amendment will not take effect, and any exercise of warrants by a holder at the Reduced Exercise Price will not be consummated and the holder will be returned its warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

The warrants may be exercised upon surrender of the warrant certificate at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the Exercise Price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. Background and Purpose of the Consent Solicitation.

The Board approved the Consent Solicitation on November 17, 2022. The purpose of the Consent Solicitation is to attempt to simplify our capital structure and reduce the potential dilutive impact of the warrants, thereby providing us with more flexibility for financing our operations in the future.

Agreements, Regulatory Requirements and Legal Proceedings

There are no present or proposed agreements, arrangements, understandings or relationships between us, and any of our directors, executive officers, affiliates or any other person relating, directly or indirectly, to the Consent Solicitation or to our securities that are the subject of the Consent Solicitation.

Except for the requirements of applicable federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or federal or state regulatory approvals to be obtained by us in connection with the Consent Solicitation. There are no antitrust laws applicable to the Consent Solicitation. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder, are inapplicable to the Consent Solicitation.

There are no pending legal proceedings relating to the Consent Solicitation.

Interests of Directors, Executive Officers and Others

Neither we nor any of our directors, executive officers or affiliates beneficially own any of the warrants.

MARKET INFORMATION, DIVIDENDS AND RELATED SHAREHOLDER MATTERS

Market Information of Ordinary Shares and Warrants

Our ordinary shares and warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively. As of January 18, 2023, 206,618,562 ordinary shares and 7,668,280 warrants were outstanding.

As of January 18, 2023, there were approximately 193 holders of record of our ordinary shares and 1 holder of record of our warrants. Such numbers do not include DTCC participants or beneficial owners holding shares through nominee names.

Dividends

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Source and Amount of Funds

We estimate that the total amount of cash required to complete the transactions contemplated by the Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the transactions will be approximately $2 million. Should a warrant holder elect to exercise its warrants on a cashless basis pursuant to Cashless Exercise Amendment, a subsidiary of the Company shall pay the Reduced Exercise Price to the Company in cash on the warrant holder’s behalf. The subsidiary will be funded by the Company or another member of the Genius Sports group via an intercompany loan and/or equity subscription. We expect to have sufficient funds to complete the transactions contemplated by the Consent Solicitation and to pay fees, expenses and other related amounts from our cash on hand.

Information and Tabulation Agent

D.F. King & Co., Inc. has been appointed the information and tabulation agent for the Consent Solicitation. All correspondence in connection with the Consent Solicitation should be sent or delivered by each holder of the warrants, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the information and tabulation agent at the address and telephone numbers set forth on the back cover page of this Prospectus. We will pay the information and tabulation agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Solicitation Agent

We have retained BofA Securities, Inc. to act as solicitation agent in connection with the Consent Solicitation and exercise of warrants pursuant to the terms of the Warrant Holder Notice and will pay the solicitation agent a customary fee as compensation for its services. We will also reimburse the solicitation agent for certain expenses. The solicitation agent has not been retained to render an opinion as to the fairness of the Consent Solicitation or the exercise of warrants pursuant to the terms of the Warrant Holder Notice. The obligations of the solicitation agent to perform this function are subject to certain conditions. We have agreed to indemnify the solicitation agent against certain liabilities, including liabilities under the federal securities laws. Questions about the terms of the Consent Solicitation may be directed to the solicitation agent at its address and telephone number set forth on the back cover page of this Prospectus.

The solicitation agent and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The solicitation agent and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the solicitation agent and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The solicitation agent and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In the ordinary course of its business, the solicitation agent or its affiliates may at any time hold long or short positions and may trade for their own accounts or the accounts of customers, in securities of the Company, including warrants, and, to the extent that the solicitation agent or its affiliates own warrants during the Consent Solicitation, they may tender such warrants under the terms of the Consent Solicitation.

Fees and Expenses

The expenses of the Consent Solicitation will be borne by us. The principal solicitations are being made by mail; however, additional solicitations may be made by facsimile transmission, telephone or in person by the solicitation agent and the information and tabulation agent, as well as by our officers and other employees and affiliates.

You will not be required to pay any fees or commissions to us, the solicitation agent or the information and tabulation agent in connection with the Consent Solicitation. If your warrants are held through a broker, dealer, commercial bank, trust company or other nominee that consents on your behalf, your broker or other nominee may charge you a commission or service fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Transactions and Agreements Concerning Our Securities

Other than as set forth below and (i) in the section of this Prospectus titled “Description of Securities” and (ii) as set forth in our charter, there are no agreements, arrangements or understandings between the Company, or any of our directors or executive officers, and any other person with respect to our securities that are the subject of the Consent Solicitation.

Neither we, nor any of our directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of our controlling persons, has engaged in any transactions in our warrants in the last 60 days.

Registration Under the Exchange Act

The warrants currently are registered under the Exchange Act. This registration may be terminated upon application by us to the SEC if there are fewer than 300 record holders of the warrants. We currently do not intend to terminate the registration of the warrants, if any, that remain outstanding after completion of the Consent Solicitation. Notwithstanding any termination of the registration of our warrants, we will continue to be subject to the reporting requirements under the Exchange Act as a result of the continuing registration of our ordinary shares.

Absence of Appraisal or Dissenters’ Rights

Holders of the warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Consent Solicitation.

Additional Information; Amendments

We have filed with the SEC a Tender Offer Statement on Schedule TO, as amended, of which this Prospectus is a part. We recommend that warrant holders review the Schedule TO and each amendment thereto, including the exhibits, and our other materials that have been filed with the SEC before making a decision on whether to accept the Consent Solicitation.

We will assess whether we are permitted to make the Consent Solicitation in all jurisdictions. If we determine that we are not legally able to make the Consent Solicitation in a particular jurisdiction, we will inform warrant holders of this decision. The Consent Solicitation is not made to those holders who reside in any jurisdiction where the solicitation would be unlawful.

Our board of directors recognizes that the decision to accept or reject the Consent Solicitation is an individual one that should be based on a variety of factors and Record Holders should consult with personal advisors if they have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the registration statement on Form F-4 relating to the Consent Solicitation, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov. If you have any questions regarding the Consent Solicitation or need assistance, you should contact the information and tabulation agent for the Consent Solicitation. You may request additional copies of this document from the information and tabulation agent. All such questions or requests and requests to obtain the Reduced Exercise Price (when available on and following the Trading Day prior to the Expiration Date) and a representative Reduced Exercise Price (prior to the Trading Day prior to the Expiration Date and based on the volume-weighted average price of the ordinary shares on the NYSE on the Trading Day preceding such request) should be directed to:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550

Call Toll Free: (800) 370-1749

Email: geniussports@dfking.com

We will amend our offering materials, including this Prospectus, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given by us to Record Holders in connection with the Consent Solicitation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal income tax treatment of the Warrant Amendment, Reduced Exercise Price and the Cashless Exercise Amendment (collectively, the “Warrant Modifications”). Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the deemed exchange of warrants for “new” warrants as a result of the Warrant Modifications, the receipt of ordinary shares in respect of a cashless exercise of the warrants pursuant to the Warrant Modifications, and the ownership and disposition of ordinary shares received in respect of an exercise of the warrants, and unless otherwise noted in the following discussion, is the opinion of Kirkland & Ellis LLP, our tax counsel. This discussion applies only to warrants, and upon the exercise of the warrants, ordinary shares, held as capital assets (generally, property held for investment) and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	S corporations;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•	passive foreign investment companies;

•	controlled foreign corporations;

•	governments or agencies or instrumentalities thereof;

•

investors that hold ordinary shares or warrants or who will hold ordinary shares or warrants as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Code;

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•	U.S. expatriates;

•	investors subject to the U.S. “inversion” rules;

•	except as otherwise discussed herein, holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of ordinary shares; and

•

persons who received any warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare equivalent tax on net investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not sought and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences described below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of warrants, and upon the exercise of the warrants, ordinary shares, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Except as specifically discussed below, this discussion assumes that we are not treated as a passive foreign investment company (“PFIC”).

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds warrants or ordinary shares received upon the exercise of the warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding any warrants or ordinary shares received upon exercise of the warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the ownership, sale or other disposition of our securities.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE WARRANT MODIFICATIONS, THE EXERCISE OF WARRANTS PURSUANT TO THE WARRANT MODIFICATIONS AND THE OWNERSHIP AND SALE OR OTHER DISPOSITION OF ORDINARY SHARES RECEIVED UPON THE EXERCISE OF THE WARRANTS ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR OTHER FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Deemed Exchange of Warrants for “New” Warrants if the Warrant Amendment is Approved

Although the issue is not free from doubt, if the Warrant Amendment is approved, we intend to treat all warrants as having been exchanged for “new” warrants pursuant to the Warrant Modifications and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, pursuant to which (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants deemed surrendered in the exchange, and (iii) your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the warrants deemed surrendered. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances.

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Modifications, there can be no assurance in this regard and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income or gain. If our treatment of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Modifications were successfully challenged by the IRS and such exchange were not treated as a recapitalization for United States federal income tax purposes, exchanging U.S. Holders may be subject to taxation in a manner analogous to the rules applicable to dispositions of our ordinary shares described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Ordinary Shares.”

Although we believe the deemed exchange of warrants for “new” warrants pursuant to the Warrant Modifications is a value-for-value transaction (assuming that all of the Warrant Modifications are effected), because of the uncertainty inherent in any valuation, there can be no assurance that the IRS or a court would agree. If the IRS or a court were to view the deemed exchange pursuant to the Warrant Modifications as the issuance of ordinary shares to a holder having a value in excess of the warrants deemed exchanged by such holder, such excess value could be viewed as a constructive dividend or a fee received in consideration for consenting to the Warrant Amendment (which fee may be taxable to you). If the Warrant Amendment is not approved, but the Company nonetheless decides to effect the Reduced Exercise Price and/or the Cashless Exercise Amendment, this may create a more substantial risk that the IRS or a court could view the Reduced Exercise Price and/or the Cashless Exercise Amendment as a constructive distribution, subject to taxation in a manner analogous to the rules applicable to distributions on our ordinary shares described below under the heading “Tax Consequences of Ownership and Disposition of Our Ordinary Shares — Taxation of Distributions on Our Ordinary Shares.” You should consult your tax advisor concerning the tax consequences to you if the Warrant Amendment is not approved but we nonetheless decide to effect the Reduced Exercise Price and/or the Cashless Exercise Amendment.

If contrary to our expectations, we were treated as a PFIC as discussed below under “—Passive Foreign Investment Company Rules,” under certain proposed Treasury regulations, any gain realized on the deemed exchange of warrants for “new” warrants pursuant to the Warrant Modifications might be subject to certain special and adverse rules requiring gain recognition even though the deemed exchange pursuant to the Warrant Modifications may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized. U.S. Holders are urged to consult with their tax advisors regarding the treatment of the Warrant Modifications if we were characterized as a PFIC.

Exercise or Lapse of Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a warrant. The U.S. Holder’s tax basis in our ordinary shares received upon exercise of a warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the warrant and the exercise price of such warrant. It is unclear whether the U.S. Holder’s holding period for the ordinary shares received upon exercise of the warrants will begin on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

Cashless Exercise of Warrants pursuant to the Warrant Modifications

For those U.S. Holders of warrants exercising warrants for ordinary shares on a cashless basis pursuant to the terms of the Warrant Modifications, or whose warrants are exercised by us pursuant to the Warrant Amendment, we intend to treat your receipt of our ordinary shares upon the cashless exercise as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code pursuant to which (i) you should not recognize any gain or loss on the receipt of our ordinary shares, (ii) your aggregate tax basis in the ordinary shares received in the cashless exercise should equal your aggregate tax basis in your exercised warrants immediately prior to such exercise, and (iii) your holding period for the ordinary shares received in the cashless exercise should include your holding period for the exercised warrants. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances.

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the cashless exercise of warrants for our ordinary shares, there can be no assurance in this regard, and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income or gain. One possible tax-free alternative characterization of a cashless exercise would be that the cashless exercise could be viewed as not being a realization event. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether a U.S. Holder’s holding period in our ordinary shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period would not include the period during which the U.S. Holder held the warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants equal to the number of ordinary shares with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the ordinary shares that would have been received in a regular exercise of the warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period would not include the period during which the U.S. Holder held the warrants.

Furthermore, if the cashless exercise of warrants for our ordinary shares were treated as a fully taxable event but not treated as a recapitalization for United States federal income tax purposes, U.S. Holders exercising warrants on a cashless basis, or whose warrants are exercised by us pursuant to the Warrant Amendment, may be subject to taxation in a manner analogous to the rules applicable to dispositions of our ordinary shares described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Ordinary Shares.”

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the ordinary shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise, including an exercise by us pursuant to the Warrant Amendment.

Although we believe the cashless exercise of warrants for our ordinary shares pursuant to the Warrant Modifications is a value-for-value transaction, because of the uncertainty inherent in any valuation, there can be no assurance that the IRS or a court would agree. If the IRS or a court were to view the cashless exercise pursuant to the Warrant Modifications (including by us pursuant to the Warrant Amendment) as the issuance of ordinary shares to a holder having a value in excess of the warrants exercised therefore, such excess value could be viewed as a constructive dividend or a fee received in consideration for consenting to the Warrant Amendment (which fee may be taxable to you).

If contrary to our expectations, we were treated as a PFIC as discussed below under “—Passive Foreign Investment Company Rules,” under certain proposed Treasury regulations, any gain realized on the cashless exercise of warrants for ordinary shares pursuant to the Warrant Modifications might be subject to certain special and adverse rules requiring gain recognition even though the cashless exercise pursuant to the Warrant Modifications may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized. U.S. Holders are urged to consult with their tax advisors regarding the treatment of the Warrant Modifications and the cashless exercise of warrants pursuant to the Warrant Modifications (including by us pursuant to the Warrant Amendment) if we were characterized as a PFIC.

If you exercise warrants for our ordinary shares on a cashless basis pursuant to the Warrant Modifications, or if we exercise your warrants pursuant to the Warrant Amendment, and if you hold five percent or more of our ordinary shares prior to the exercise, or if you hold warrants and other securities of ours prior to the exercise with a tax basis of $1 million or more, you will be required to file with your U.S. federal income tax return for the year in which the exercise occurs a statement setting forth certain information relating to the exercise (including the fair market value, prior to the exercise, of the warrants exercised and your tax basis, prior to the exercise, in our ordinary shares or securities, including such warrants), and to maintain permanent records containing such information.

Tax Treatment of Warrants if the Warrant Amendment is not Approved

If the Warrant Amendment is not approved and the other Warrant Modifications do not become effective, a U.S. Holder should not have any U.S. federal income tax consequences of the Consent Solicitation. If the Warrant Amendment is not approved, but the Company nonetheless decides to effect the Reduced Exercise Price and/or the Cashless Exercise Amendment, the IRS or a court could view the Reduced Exercise Price and/or the Cashless Exercise Amendment as a constructive distribution, subject to taxation in a manner analogous to the rules applicable to distributions on our ordinary shares described below under the heading “Tax Consequences of Ownership and Disposition of Our Ordinary Shares — Taxation of Distributions on Our Ordinary Shares”.

Tax Consequences of Ownership and Disposition of Our Ordinary Shares

Taxation of Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) paid on ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such ordinary shares as described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent).

With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Ordinary Shares” below), only if ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, and, in each case, we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. Such dividends will be taxable to a corporate U.S. Holder at regular U.S. federal corporate income tax rates and generally will not be eligible for the dividends-received deduction. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and generally will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Notwithstanding the foregoing, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. In such case, with respect to any dividend paid for any taxable year, the U.S.-source ratio of such dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our ordinary shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for our ordinary shares (which is expected to include the U.S. Holder’s holding period in the warrants exchanged for such ordinary shares pursuant to a cashless exercise of the warrants) so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares so disposed of. Any gain or loss so recognized generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of our ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their tax advisors as to the foreign tax credit implications of such sale, taxable exchange or other taxable disposition of our ordinary shares.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of ordinary shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We do not believe we have been treated as a PFIC for any relevant prior taxable year or will be treated as a PFIC for our current taxable year and do not expect to become one in the near future. Nevertheless, PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets and no assurance can be given as to whether we will be a PFIC for any taxable year, in particular because our PFIC status for any taxable year will generally be determined in part by reference to the value of our assets and our revenues.

Although our PFIC status is determined annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ordinary shares or warrants and, in the case of ordinary shares, the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below for our first taxable year in which we were treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such ordinary shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants (which may include gain realized by reason of transfers of ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares). Under proposed Treasury regulations, these rules could apply to any portion of the holding period of the ordinary shares received upon the exercise of warrants on a cashless basis pursuant to the Warrant Modifications that is attributable to the holding period for the warrants prior to such exercise.

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our ordinary shares;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such taxable year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, own equity in a non-U.S. corporation that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or disposes of all or part of our interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

If we are a PFIC and the ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above with respect to ordinary shares if such U.S. Holder makes a mark-to-market election with respect to such ordinary shares for the first taxable year in which it holds (or is deemed to hold) the ordinary shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For this purpose, ordinary shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ordinary shares under their particular circumstances.

Alternatively, a U.S. Holder of a PFIC may avoid the adverse PFIC tax consequences described above in respect of stock of the PFIC by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the PFIC’s taxable year ends and each subsequent taxable year.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder is treated as having sold or otherwise disposed of such warrants (including if a U.S. Holder is deemed to recognize gain in connection with a deemed exchange of warrants for “new” warrants or a cashless exercise, as described above) and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, under certain proposed Treasury regulations, any gain recognized generally might be treated as an excess distribution, taxed as described above. If a U.S. Holder is treated as having exercised such warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, we will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of our earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, we must also be determined to be a “controlled foreign corporation” as defined by the Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine that we are a PFIC for any taxable year, we intend to, upon written request from a U.S. Holder of ordinary shares, provide the information necessary for such U.S. Holder to make or maintain a QEF election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF election. However, there is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to ordinary shares for such taxable year.

PFIC Reporting Requirements

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a mark-to-market or any other election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until after such required information is furnished to the IRS.

The rules governing PFICs, including the potential application of the PFIC rules to warrants, the mark-to-market election, the QEF election and other elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold our ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ordinary shares.

MATERIAL UNITED KINGDOM TAX CONSIDERATIONS

The comments below provide a general summary of certain United Kingdom (“U.K.”) tax considerations relating to the holding of ordinary shares and warrants issued by Genius (together, the “Genius Securities”). They do not address any other matter. The comments below are of a general nature and are not intended to be an exhaustive summary of all U.K. tax considerations relating to an investment in the Genius Securities. The comments below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) relating only to certain aspects of U.K. tax, both of which may be subject to change, possibly with retrospective effect. They do not necessarily apply where any income from the Genius Securities is deemed for tax purposes to be the income of any other person. The U.K. tax treatment of prospective holders of Genius Securities depends on their individual circumstances and may be subject to change in the future. The comments below relate only to the position of persons who are the absolute beneficial owners of Genius Securities (and any dividends payable on their Genius Securities), who hold Genius Securities as a capital investment from a U.K. tax perspective and whose Genius warrants entitle them to acquire less than 10% of the ordinary share capital of Genius. Certain classes of persons (such as charities, trustees, brokers, dealers, market makers, depositaries, clearance services, certain professional investors, persons connected with Genius or persons who acquire (or are deemed to acquire) shares by reason of an office or employment) may be subject to special rules and the comments below do not apply to such holders. The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of Genius Securities who is in doubt as to their own tax position or who may be subject to tax in a jurisdiction other than the U.K. should consult their professional advisors.

U.K. Withholding Tax

Payments of dividends on the Genius ordinary shares may be made by Genius without withholding or deduction for or on account of U.K. income tax.

U.K. Holders of Genius Securities

A holder (whether an individual or body corporate) of Genius Securities which is resident for tax purposes in the U.K. generally will be liable (depending on their individual circumstances and the availability of exemptions or reliefs) to U.K. tax on their worldwide income and chargeable gains, including any income arising from, or any chargeable gains in respect of any disposal (or deemed disposal of), Genius Securities.

Non-U.K. Holders of Genius Securities

Taxation of Dividends

Dividends paid by Genius may be chargeable to U.K. tax by direct assessment (including self-assessment), irrespective of the residence of the holder of the Genius ordinary shares. However, dividends should not be chargeable to U.K. tax in the hands of shareholders (other than certain trustees) who are not resident for tax purposes in the U.K., except where the shareholder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate shareholder, carries on a trade through a permanent establishment in the U.K., in connection with which the dividend is realized or to which the Genius ordinary shares are attributable.

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius Securities should not be chargeable to U.K. tax in the hands of holders of Genius Securities (other than certain trustees) who are not resident for tax purposes in the U.K., except where the holder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the U.K., in connection with which the capital gain is realized or to which the Genius Securities are attributable.

A holder of Genius Securities who is an individual and who is temporarily resident for tax purposes outside the U.K. at the date of disposal (or deemed disposal) of the Genius Securities may also be liable, on their return to the U.K., to U.K. tax on chargeable gains (subject to any available exemption or relief).

U.K. Stamp Duty and Stamp Duty Reserve Tax

The comments below summarize certain current law and are intended as a general guide only to stamp duty and stamp duty reserve tax (“SDRT”). Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to transfers, agreements to transfer, or issues to certain categories of person (such as depositaries and clearance services) which may be liable to stamp duty or SDRT at a higher rate.

No U.K. stamp duty or SDRT should be payable on the issue of the Genius ordinary shares by Genius. U.K. stamp duty may arise in respect of a written instrument by which warrants are issued or constituted, generally at 0.5% of the amount or value of the consideration given.

As Genius is not incorporated in the U.K., it is considered that no SDRT should be payable on the transfer of, or an agreement to transfer, the Genius Securities provided that the Genius Securities are not registered in a register kept in the U.K. by or on behalf of Genius. No such register is kept in the U.K.

No U.K. stamp duty should be payable on the transfer of the Genius Securities provided that this does not involve a written instrument of transfer. U.K. stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer, could arise in respect of a written instrument effecting the transfer of the Genius Securities.

THE U.K. TAX CONSIDERATIONS RELATING TO THE CONSENT SOLICITATION AND THE GENIUS SECURITIES ARE COMPLEX. THE FOREGOING COMMENTS DO NOT ADDRESS ALL ASPECTS OF THE U.K. TAX THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF GENIUS SECURITIES. ALL HOLDERS AND PROSPECTIVE HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE CONSENT SOLICITATION.

MATERIAL ISLAND OF GUERNSEY TAX CONSIDERATIONS

The following summary of the anticipated tax treatment in Guernsey applies to persons holding Genius ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on Genius shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of Genius ordinary shares under the laws of the countries in which they are liable to taxation. The statements included in this section are the opinion of Carey Olsen (Guernsey) LLP, Guernsey counsel to Genius.

Taxation of Genius

It is the intention of the directors to conduct the affairs of Genius so as to ensure that it is U.K. tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdom, (ii) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

The Directors have received confirmation from the Revenue Service in Guernsey that Genius will be treated as non-resident in Guernsey for tax purposes.

Taxation of Genius Shareholders

Dividends paid by Genius to Genius shareholders who are not resident in Guernsey (which includes Alderney and Herm) for tax purposes (and do not have a permanent establishment in Guernsey) can be paid to such Genius shareholders, either directly or indirectly, without the withholding of Guernsey tax and without giving rise to any other liability to Guernsey income tax.

Genius shareholders who are resident for tax purposes in Guernsey (which includes Alderney or Herm), or who are not so resident but have a permanent establishment in Guernsey to which the holding of their Genius ordinary shares is related, will incur Guernsey income tax at the applicable rate on a dividend paid to them by Genius.

DESCRIPTION OF SECURITIES

The following description of the material terms of securities of Genius includes a summary of specified provisions of the Genius Governing Documents. This description is qualified by reference to the Genius Governing Documents currently in effect.

Overview

We are a non-cellular company with limited liability incorporated under the laws of the Island of Guernsey. Our affairs are governed by the Genius Governing Documents and the Guernsey Companies Law. Our register of shareholders is kept at our registered office at PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP. The Company’s board of directors is authorized to issue an unlimited number of shares of any class, with or without a par value. Our ordinary shares have a par value of $0.01 each, our B Shares have a par value of $0.0001 each and our preferred shares have no par value.

As of January 18, 2023, there were 206,618,562 ordinary shares issued and outstanding and 18,500,000 B Shares issued and outstanding. No preferred shares have been issued.

Shares

General

We are generally not required to issue certificates representing the issued ordinary shares which are listed on the NYSE. Each shareholder whose shares are not listed on the NYSE is entitled to one certificate for all of the shares of each class in the capital of Genius held by that shareholder. Legal title to the issued shares is recorded in registered form in the register of shareholders of Genius. Subject to certain exceptions described elsewhere in this Prospectus, holders of our ordinary shares have no pre-emptive, subscription, redemption or conversion rights. The Company’s board of directors may create and issue additional classes of shares, including series of preferred shares, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the Company’s board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the Company’s board of directors, subject to the Guernsey Companies Law and the Genius Governing Documents. Dividends and other distributions authorized by the Company’s board of directors in respect of the issued and outstanding ordinary shares shall be paid in accordance with the Genius Governing Documents and shall be distributed among the holders of ordinary shares on a pro rata basis. The rights of holders of ordinary shares to participate in dividends and distributions may be subject to any preference attaching to any outstanding preferred shares from time to time. The B shares in the Company’s capital do not entitle holders to dividends or distributions.

Voting rights

Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Company’s board of directors or the shareholders of Genius in accordance with the Guernsey Companies Law.

The B shares entitle the holder (i) on a show of hands, to one tenth of a vote and (ii) on a poll, to one tenth of a vote for B share registered in the name of the holder on all matters upon which the B shares are entitled to vote (whether in person or by proxy).

In determining the number of votes cast at a general meeting of shareholders for or against a proposal, holders of ordinary shares who abstain from voting on any resolution will be counted for purposes of determining a quorum but not for the purposes of determining the number of votes cast. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Two or more shareholders present (in person or by proxy) and entitled to vote and who hold in aggregate not less than fifty percent plus one ordinary share of all voting share capital in issue shall be a quorum.

An ordinary resolution requires the affirmative vote of a simple majority of the votes of shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation date of a written resolution) (“eligible shareholders”) by written resolution, while a special resolution requires the affirmative vote of a majority of not less than seventy five percent of the votes of the shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or seventy five percent of the total voting rights of eligible shareholders by written resolution. A special resolution is required for important matters such as (without limitation) the removal of a director for cause, merger or consolidation of Genius, change of name or making changes to the Genius Governing Documents or the voluntary winding up of Genius.

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three fourths of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

The rights attached to any class of shares may, however, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors of Genius not to have a material adverse effect upon such rights.

Transfer of ordinary shares

Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by DTC (or any other uncertificated system to which our shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required. Where any ordinary shares or B shares are not admitted to an uncertificated system, a shareholder may transfer his or her ordinary shares by an instrument of transfer in the usual form or any other form approved by the Company’s board of directors.

In addition, the Genius Governing Documents provide (without limitation) that the Company’s board of directors may, subject to the Rules, decline to recognize any transfer of ordinary shares which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of ordinary shares is also subject to any relevant securities laws (including the Exchange Act).

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase by us of ordinary shares and subject to any agreement between the relevant shareholders and us in respect of the ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Share repurchases and redemptions

We may purchase our own ordinary shares on a stock exchange if the acquisition is approved in advance by an ordinary resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description). We may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an ordinary resolution (again, which complies with the requirements of the Guernsey Companies Law).

The Genius Governing Documents provide that ordinary shares are redeemable by agreement between Genius and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights. The B shares are redeemable or subject to compulsory repurchase by the Company on the exercise of any warrant to which they are stapled.

We may not buy back or redeem any ordinary share unless the Company’s board of directors has made a statutory solvency determination that it is satisfied on reasonable grounds that Genius will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that we are able to pay our debts as they become due and that the value of our assets is greater than the value of its liabilities).

Conversion

There are no automatic conversion rights which attach to our ordinary shares. The Genius Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by an ordinary resolution.

Lien, forfeiture and surrender

Genius shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of Genius’ lien and charge (if any) on such shares.

The directors of Genius may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to Genius at the time and place appointed the amount called.

If a shareholder fails to pay any call or instalment on the day appointed, the directors of Genius may serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Genius by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Genius to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Genius and, subject to the provisions of the Guernsey Companies Law and the Articles, may be sold, re-allotted or otherwise disposed of on such terms as the directors of Genius shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Genius all moneys which, at the date of forfeiture, were payable by him to Genius in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Genius may determine. The directors of Genius may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

Directors

Appointment and removal

The management of Genius is vested in its board of directors. The Genius Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by an ordinary resolution. The Company’s board of directors is comprised of nine directors. So long as shares of Genius are listed on the NYSE, the Company’s board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall initially be assigned to each class in accordance with the Amended and Restated Investor Rights Agreement. At the first annual general meeting of shareholders of Genius, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years, ending at our 2025 annual general meeting. At the second annual general meeting, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual general meeting (expected in 2024), the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the directors shall shorten the term of any incumbent director.

The Company’s board of directors shall, subject to the terms of the Amended and Restated Investor Rights Agreement, applicable law and the listing rules of the NYSE (or any other stock exchange on which our shares are listed) ensure that any individual nominated pursuant to Amended and Restated Investor Rights Agreement shall be nominated for election as a director at the next annual meeting or extraordinary general meeting called for that purpose. In respect of any position on the Company’s board of directors that is not entitled to be filled by a nomination pursuant to the Amended and Restated Investor Rights Agreement, if any, the directors shall have the right to nominate an individual for election as a director at the next annual general meeting or extraordinary general meeting called for that purpose. In both cases, such individual shall be appointed if approved by an ordinary resolution at such general meeting. If a vacancy arises on the Company’s board of directors, the directors may fill such vacancy in accordance with the terms of the Genius Governing Documents, the Amended and Restated Investor Rights Agreement, applicable law and the listing rules of the NYSE (or any other stock exchange on which our shares are listed).

A director may be removed from office by the holders of ordinary shares by a special resolution only for “cause” (as defined in the Genius Governing Documents), subject to certain exceptions and as more fully described in the Amended and Restated Investor Rights Agreement. In addition, a director may be removed from office by the Company’s board of directors by resolution made by the directors for “cause” or if a director becomes disqualified (as described in the Genius Governing Documents and the Guernsey Companies Law). The appointment and removal of directors is subject to the Guernsey Companies Law, the Genius Governing Documents, applicable rules of the NYSE (or any other stock exchange on which our shares are listed) and to the provisions of the Amended and Restated Investor Rights Agreement. The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Genius are set out in the Genius Governing Documents.

Indemnification of directors and officers

To the fullest extent permitted by law, the Genius Governing Documents provide that the directors and officers of Genius shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s negligence, default, breach of duty or breach of trust.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Alternate directors

Any director (other than an alternate director) may appoint any other person (whether a shareholder of Genius or otherwise and including another director of Genius) to act in his or her place as an alternate director. No appointment of an alternate director shall take effect until the appointing director has lodged the notice appointing his alternate at the registered office of Genius. A director may revoke his or her appointment of an alternate at any time. No revocation shall take effect until the appointing director has lodged the notice revoking the appointment at the registered office of Genius.

An appointed and acting alternate director may (a) attend and vote at any board meeting or, where his appointor would be entitled to attend, meeting of a committee of the directors at which the appointing director is not personally present; (b) sign any written resolution of the directors or a committee of the directors circulated for written consent; and (c) generally perform all the functions of the appointing director in his or her absence. An alternate director, however, is not entitled to receive any remuneration from Genius for services rendered as an alternate director but shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

A director who is also an alternate director shall be entitled to vote for such other director as well as on his own account but no director shall at any meeting be entitled to act as alternate director for more than one other director.

Shareholder power to requisition general meetings

The directors of Genius are required to call a general meeting if requisitioned to do so in writing, given by one or more shareholders who together hold more than 10% of such of the capital of Genius as carries the right to vote at such general meeting (excluding any capital held as treasury shares). The requisition must specify the general nature of the business to be dealt with at the meeting; be signed by or on behalf of the requisitioners and must be deposited at the registered office of Genius.

Should the directors of Genius fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 28 days of the date of the notice convening the meeting, the requisitioners or any of them representing more than one half of the total voting rights of the members who requested the meeting, may call a general meeting to be held within three months from the date on which the directors of Genius became subject to the requirement to call a meeting.

Shareholder Proposals

In addition to the above ability for a shareholder to requisition a general meeting for a specific purpose, a proposal may be properly brought before an annual general meeting by any shareholder of Genius who is a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Genius Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting, and who complies with the notice and other procedures set forth in the Genius Governing Documents, which are summarized below. Please see the Genius Governing Documents for the full procedures.

Shareholder proposals other than director nominations

The Genius Governing Documents set forth requirements for shareholders wishing to propose business other than the nomination of directors at an annual general meeting.

In addition to any other applicable requirements, for business to be brought properly before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of Genius.

For matters other than for the nomination for election of a director to be made by a shareholder, to be timely such shareholder’s notice shall be delivered to Genius at its principal executive offices not less than ninety (90) days and not more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting. However, if our annual general meeting occurs on a date more than thirty (30) days earlier or later than our prior year’s annual general meeting, then the directors will determine a date a reasonable period prior to our annual general meeting by which date the shareholder’s notice must be delivered and publicize such date in a filing pursuant to the Exchange Act, or via press release. Such publication shall occur at least fourteen (14) days prior to the date set by the directors.

To be in proper written form, a shareholder’s notice to Genius must set forth as to such matter such shareholder proposes to bring before the annual general meeting:

•

a reasonably brief description of the business desired to be brought before the annual general meeting, including the text of the proposal or business, and the reasons for conducting such business at the annual general meeting;

•	the name and address, as they appear on our register of shareholders, of the shareholder proposing such business and any Shareholder Associated Person (as defined below);

•

the class or series and number of ordinary shares that are held of record or are beneficially owned by such shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held by the shareholder or any Shareholder Associated Person;

•

whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any securities of Genius, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any of the securities of Genius;

•

any material interest of the shareholder or an Shareholder Associated Person in such business, including a reasonably detailed description of all agreements, arrangements and understandings between or among any of such shareholders or between or among any proposing shareholders and any other person or entity (including their names) in connection with the proposal of such business by such shareholder; and

•

a statement as to whether such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law and the rules of the NYSE to carry the proposal.

A Shareholder Associated Person of any shareholder includes:

•	any affiliate (as defined in the Genius Governing Documents) of, or person acting in concert with, such shareholder;

•	any beneficial owner of ordinary shares owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made; and

•	any person controlling, controlled by or under common control with a person referred to in the preceding two bullets.

Shareholder’s nomination of a director

The Genius Governing Documents also set forth requirements for shareholders wishing to nominate directors. An eligible shareholder who follows these procedures is entitled to have their nomination included in our proxy statement and therefore would not be required to solicit their own proxies in accordance with any applicable laws and rules.

Subject to the Amended and Restated Investor Rights Agreement, for a nomination for election of a director to be made by a Genius shareholder (other than directors to be nominated by any series of preferred shares), such shareholder must:

•

be a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Genius Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting;

•	on each such date beneficially own more than 15% of the issued ordinary shares (unless otherwise provided in the Exchange Act or the rules and regulations of the SEC); and

•	have given timely notice thereof in proper written form to the Secretary of Genius.

If a shareholder is entitled to vote only for a specific class or category of directors at a meeting of the shareholders, such shareholder’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of Genius not less than 90 nor more than 120 days prior to the meeting; provided, that if less than 130 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

To be in proper written form, a shareholder’s notice to the Secretary must set forth:

•	as to each nominating shareholder:

•	the information about the shareholder and its Shareholder Associated Persons specified above under “—Shareholder proposals other than director nominations”; and

•	any other information relating to such shareholder that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and

•	as to each person whom the shareholder proposes to nominate for election as a director:

•

all information that would be required if such nominee was a nominating shareholder, as described above, except such information shall also include the business address and residence address of the person;

•	the principal occupation or employment of the person;

•

all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor provisions thereto, and any other information relating to the person that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and

•

a description of all direct and indirect compensation and other material monetary arrangements and understandings during the past three years, and any other material relationship, between or among any nominating shareholder and its affiliates and associates, on the one hand, and each proposed nominee, his respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K of the Exchange Act if such nominating shareholder were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. Genius may require any proposed nominee to furnish such other information as may be reasonably required by Genius to determine the eligibility of such proposed nominee to serve as an independent director of Genius in accordance with the rules of the NYSE.

Warrants

Public Shareholders’ Warrants

Each whole warrant entitles the warrant holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time provided that Genius has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or Genius permits holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 PM, Eastern Time, or earlier upon redemption or liquidation.

Genius will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and Genius will not be obligated to issue an Ordinary Share upon exercise of a warrant unless the Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the warrant holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Genius be required to net cash settle any warrant.

On December 20, 2022, the Company issued to warrant holders the Warrant Holder Notice indicating that the Company has lowered the Exercise Price of the warrants from $11.50 to an Exercise Price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE the second Trading Day prior to the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share), which one-Trading Day period is expected to be January 17, 2023. If the Reduced Exercise Price, as calculated on the second Trading Day prior to the Expiration Date, is $11.50 or greater, the warrant holder would be unable to exercise their warrant at a Reduced Exercise Price and the consent solicitation would be withdrawn. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder. The Warrant Holder Notice further provided that the Company has entered into the Cashless Exercise Amendment with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The settlement of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first Trading Day following the Expiration Date. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first Trading Day following the Expiration Date) and the warrants will cease trading on the NYSE.

Redemption of warrants when the price per Ordinary Share equals or exceeds $18.00.

Genius may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the Exercise Price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Genius will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by Genius, Genius may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Genius has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant Exercise Price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the Exercise Price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant Exercise Price after the redemption notice is issued.

Redemption of warrants when the price per Ordinary Share equals or exceeds $10.00.

Genius may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of the ordinary shares except as otherwise described below; and

•

if, and only if, the closing price of the ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the Exercise Price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the ordinary shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the Exercise Price of a warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the Exercise Price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value (as defined in the Warrant Agreement) and the Newly Issued Price (as defined in the Warrant Agreement) as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the Exercise Price of a warrant pursuant to such Exercise Price adjustment.

	Fair Market Value of ordinary shares
Redemption Date	<$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	>$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of ordinary shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 ordinary shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 ordinary shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any ordinary shares.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of the ordinary shares is below the Exercise Price of the warrants. Genius has established this redemption feature to provide it with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of warrants when the price per Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date that dMY filed its final prospectus in connection with its initial public offering. This redemption right provides Genius with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and Genius will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow Genius to quickly proceed with a redemption of the warrants if it determines it is in its best interest to do so. As such, Genius would redeem the warrants in this manner when it believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, Genius can redeem the warrants when the ordinary shares are trading at a price starting at $10.00, which is below the Exercise Price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If Genius chooses to redeem the warrants when the ordinary shares are trading at a price below the Exercise Price of the warrants, this could result in the warrant holders receiving fewer ordinary shares than they would have received if they had chosen to wait to exercise their warrants for ordinary shares if and when such ordinary shares were trading at a price higher than the Exercise Price of $11.50.

No fractional ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Genius will round down to the nearest whole number of the number of ordinary shares to be issued to the holder.

Redemption procedures

A holder of a warrant may notify Genius in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the ordinary shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding ordinary shares is increased by a capitalization or share dividend payable in ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) and (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Genius, at any time while the warrants are outstanding and unexercised, pays a dividend or makes a distribution in cash, securities or other assets to all of the holders of the ordinary shares on account of such ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the Exercise Price or to the number of ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant Exercise Price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary shares.

Whenever the number of ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant Exercise Price will be adjusted by multiplying the warrant Exercise Price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which Genius is the continuing entity and that does not result in any reclassification or reorganization of the outstanding ordinary shares), or in the case of any sale or conveyance to another entity of the assets or other property of Genius as an entirety or substantially as an entirety in connection with which Genius is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the warrant holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant Exercise Price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The purpose of such reduced Exercise Price is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the Exercise Period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the Expiration Date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the Exercise Price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is expected to occur on the first Trading Day following the Expiration Date. If the Warrant Amendment is approved, on the first Trading Day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or automatically by the Company) and the warrants will cease trading on the NYSE. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Genius will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.

As of January 18, 2023, there were 7,668,280 warrants outstanding.

NFL Warrants

On April 26, 2021, pursuant to a license agreement, NFL Enterprises LLC was issued 18,500,000 NFL Warrants, of which 11,250,000 vested immediately upon issuance and the balance will vest over the License Agreement’s remaining term or upon certain limited specified events and on customary terms. Each whole NFL Warrant entitles the warrant holder to purchase one Ordinary Share at a price of $0.01 per Share (the “NFL Exercise Price”), subject to adjustment described below. Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius governing documents. Each NFL Warrant shall be exercisable at the option of the holder from the time such NFL Warrant has vested.

Methods of Exercise

Cash Exercise

The NFL Warrants may be exercised via cash exercise, by the payment to the Company, by certified, cashier’s or other check acceptable to the Company or by wire transfer to an account designated by the Company, of an amount equal to the aggregate NFL Exercise Price of the ordinary shares being purchased.

Net Issue Exercise

In lieu of exercising the NFL Warrants, the holders may elect to receive ordinary shares equal to the value of the NFL Warrants that are vested and exercisable using the following formula with respect to ordinary shares that are vested and exercisable:

Where: X = the number of ordinary shares to be issued to the holder.

Y = the number of vested and exercisable NFL Warrants that are to be canceled.

A = the fair market value of one Ordinary Share on the date of determination.

B = the per share NFL Exercise Price (as adjusted to the date of such calculation).

Anti-Dilution Adjustments

The number of and kind of securities purchasable upon exercise of any NFL Warrants and the NFL Exercise Price shall be subject to adjustment from time to time. Subject to the vesting of NFL Warrants upon a Change of Control (as defined in the Warrant Certificate) and subject to a holder’s rights pursuant to any other agreement between the holder and the Company, if at any time there shall be a merger or a consolidation of the Company with or into another entity, or a sale of all or substantially all of the assets of the Company in one or a series of related transactions, then, as part of such merger, consolidation or sale of assets, the holder will be entitled to receive upon exercise of an NFL Warrant, during the period specified in the NFL Warrant and upon payment of the aggregate NFL Exercise Price then in effect, the number of shares of stock or other securities or property (including cash) of the successor entity resulting from such merger, consolidation or sale, to which the holder as the holder of the ordinary shares deliverable upon exercise of a NFL Warrant would have been entitled in such merger, consolidation or sale if that NFL Warrant had been exercised immediately before such merger, consolidation or sale.

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of ordinary shares issuable on exercise of each NFL Warrant will be decreased in proportion to such decrease in outstanding ordinary shares.

If the Company at any time while any NFL Warrants remain outstanding and unexercised pays a dividend with respect to ordinary shares payable in ordinary shares, or make any other distribution with respect to ordinary shares payable in ordinary shares, then the number of ordinary shares underlying each NFL Warrant shall be adjusted, from and after the date of determination of the shareholders entitled to receive such dividend or distribution, to the number of ordinary shares that the holder would have held after such dividend or distribution payable in ordinary shares had such holder exercised that NFL Warrant immediately prior to the record date for the determination of shareholders entitled to receive such dividend or distribution, and the exercise price of each NFL Warrant shall be $0.01 per Ordinary Share.

If the Company at any time pays a dividend or makes a distribution on the ordinary shares (other than a dividend or distribution in ordinary shares), the holder shall have the right thereafter to receive upon the exercise of any NFL Warrant, in addition to the ordinary shares deliverable upon such exercise, the cash or kind and amount of other securities and property which the holder would have been entitled to receive if the holder had exercised that NFL Warrant immediately prior to the record date for the determination of shareholders entitled to receive such dividend or distribution. The amount of any such other securities and property which the holder shall thereafter be entitled to receive upon the exercise of an NFL Warrant shall be subject to adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to those with respect to the ordinary shares.

No fractional shares will be issued upon exercise of the NFL Warrants. If, upon exercise of the NFL Warrants, a holder would be entitled to receive a fractional interest in a share, Genius will, upon exercise, round down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Transfers

The NFL Warrants are non-transferable, except to certain Permitted Transferees (as defined in the Warrant Certificate).

Genius and the NFL Enterprises have entered into the Amended and Restated Investor Rights Agreement, pursuant to which, among other things, (i) Genius will file a shelf registration statement for registration of the resale of the NFL Warrant Shares, (ii) Genius will provide NFL Enterprises customary piggyback registration rights with respect to the NFL Warrant Shares and (iii) NFL Enterprises will be subject to a customary lock-up period and certain transfer restrictions.

Transfer Agent and Warrant Agent

The transfer agent for ordinary shares and warrant agent for the warrants is Continental Stock Transfer & Trust Company.

Notices

We will give notice of each general meeting by publication on our website and in any other manner that we may be required to follow in order to comply with the Genius Governing Documents, the Guernsey Companies Law and applicable stock exchange and SEC requirements. Each shareholder is deemed to have agreed to accept communication from Genius by electronic means (including, for the avoidance of doubt, by means of a website) in accordance with the Guernsey Companies Law unless the shareholder notifies Genius otherwise. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in our register of shareholders.

Subject to any restrictions imposed on any shares, notice of each general meeting shall be given to our shareholders, persons entitled to a share in consequence of the death or bankruptcy of a shareholder, our directors, our auditor (if any) and persons entitled to vote in respect of a share in consequence of the incapacity of a shareholder.

Other Guernsey Law Considerations

Compromises and Arrangements

Where Genius and its creditors or shareholders or a class of either of them propose a compromise or arrangement between Genius and its creditors or its shareholders or a class of either of them (as applicable), the Royal Court of Guernsey (the “Guernsey Court”) may order a meeting of the creditors or class or creditors or of our shareholders or class of shareholders (as applicable) to be called in such manner as the Guernsey Court directs. Any compromise or arrangement approved by a majority in number representing 75% in value of the members or class of members (excluding any shares held as treasury shares) or creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting, if sanctioned by the Guernsey Court, is binding on Genius and all the creditors, shareholders or members of the specific class of either of them (as applicable) and any liquidator or administrator and contributories (where relevant) of Genius.

Certain Disclosure Obligations of Genius

We are subject to certain disclosure obligations under Guernsey and U.S. law and the rules of the NYSE. The following is a description of the general disclosure obligations of public companies under Guernsey and U.S. law and the rules of the NYSE as such laws and rules exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.

Periodic Reporting under Guernsey Law

Under the Guernsey Companies Law, we are required to submit to the Guernsey Registry before the last day of February in each year an annual validation containing information current on December 31 of the previous year. We are also required to file with the Guernsey Registry details of any change of our directors, or their details, within 14 days of the relevant change and details of any change of its registered office. Certain shareholder resolutions must also be filed with the Guernsey Registry within certain timeframes. For example, a copy of every Special Resolution must be filed with the Guernsey Registry within 30 days of it being passed.

Periodic Reporting under U.S. Securities Law

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. Genius intends to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE’s listing standards.

Registration Rights

Certain holders of the securities of Genius, including certain holders of shares in TopCo prior to the Business Combination, and NFL Enterprises are entitled to registration rights pursuant to the Amended and Restated Investor Rights Agreement. In addition, certain accredited and institutional investors have certain registration rights under the subscription agreements, each dated October 27, 2020, entered into with Genius and dMY. Further, certain holders who have been issued our ordinary shares in connection with the acquisition of FanHub Media Holdings Pty Ltd and Second Spectrum, Inc. have certain registration rights under the respective agreements to such transactions.

Listing of Genius Securities

Our ordinary shares and warrants are currently listed on the NYSE under the symbol “GENI” and “GENI WS,” respectively. As of January 18, 2023, a total of 7,668,280 warrants were outstanding. If the Warrant Amendment is approved, the warrants will cease trading on the NYSE on the first business day following the Expiration Date.

LEGAL MATTERS

The validity of our ordinary shares covered by this Prospectus has been passed upon for us by Carey Olsen (Guernsey) LLP. Certain legal matters relating to the securities offered hereby will be passed upon for the solicitation agent by White  & Case LLP.

EXPERTS

The consolidated financial statements of the Company at December 31, 2021 and 2020, appearing in the Company’s 2021 Amended Annual Report and incorporated by reference herein, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF JUDGEMENTS

Enforceability of Civil Liabilities

In Guernsey, foreign judgments can be recognized by the Royal Court of Guernsey either under the Foreign Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957, as amended (the “1957 Law”), which provides a statutory framework for the enforcement of judgments made in a reciprocating country and of a kind to which the 1957 Law applies, or under the principles of common law. Save for very exceptional and limited circumstances, if the 1957 Law does not apply then the common law prevails.

For jurisdictions not included in the 1957 Law, including the U.S., a judgment obtained in a court in the U.S. against Genius (or its directors or officers) cannot be registered or enforced in Guernsey, pursuant to the 1957 Law, but may be enforceable by separate action on the judgment in accordance with Guernsey common law rules.

To enforce the judgment of a court of the U.S. in Guernsey, the claimant would be required to bring fresh proceedings before the Guernsey Court, suing on the foreign judgment itself and applying for summary judgment if the case is placed on the pleadings list (essentially, where the case is defended). In such an action, the Guernsey Court is unlikely to re-examine the merits of the original case decided by a U.S. court.

According to current practice, the Guernsey Court will (subject to the following matters) enforce the judgment of a court in the United States in in personam proceedings provided that the following conditions inter alia are satisfied:

•	the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws);

•	the judgment is final and conclusive; and

•	the court in the U.S. had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the Guernsey rules of private international law.

The Guernsey Court will not, however, enforce that judgment if the judgment debtor satisfies the Guernsey Court that:

•	the judgment was given in proceedings that were in breach of principles of natural or substantial justice;

•	enforcement of the judgment would be contrary to Guernsey public policy;

•	the foreign court did not have jurisdiction to give that judgment according to Guernsey rules on the conflict of laws;

•	there was fraud on the part of the U.S. court pronouncing judgment;

•	there was fraud on the part of the party in whose favor the judgment was given;

•	enforcement proceedings are time barred under the Guernsey laws on prescription/limitation;

•	the foreign judgment is not for a definite sum of money (which is not a sum in respect of taxes or penalties) or is not final and conclusive;

•	the foreign judgment was against a person who was entitled to immunity from the courts of that country; and

•

the foreign court had no jurisdiction in circumstances where the judgment debtor was, at the time the proceedings were instituted, present in the foreign country and the bringing of proceedings in that U.S. court was contrary to an agreement under which the dispute was to be settled and the judgment debtor did not agree to the proceedings being brought in that U.S. court, nor counterclaimed or otherwise submitted to the jurisdiction.

If the Guernsey Court gives judgment for the sum payable under a judgment of a United States court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments. These give the Guernsey Court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce any Guernsey judgment: if the judgment debtor is subject to any insolvent administration or similar proceedings; if there is delay; if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States; or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any security interest may affect the circumstances where the Guernsey Court provides judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company and/or in relation to the enforcement of a judgment debt.

Jurisdiction

A foreign court is considered to have jurisdiction where one of four criteria is met, being any of the following:

•

where the respondent to the order sought to be enforced was, at the time the proceedings were instituted, present in the foreign jurisdiction (and where that “person” is a corporate entity, where it is resident or maintains a fixed place of business in the foreign jurisdiction);

•	where the respondent to the order sought to be enforced was a claimant or counterclaimant in the proceedings in the foreign court;

•	where the respondent to the order sought to be enforced submitted to the jurisdiction of the foreign court by voluntarily appearing in the proceedings; or

•	where the respondent to the order sought to be enforced agreed, prior to the commencement of the proceedings, to submit to the jurisdiction of the foreign court.

Sum of Money

It is a generally accepted principle of common law in Guernsey that for the Guernsey Court to recognize a foreign judgment, that judgment needs to be for a definite sum of money and must not include deductions or additions for unspecified amounts such as tax, nor can it include penalties.

Final and Conclusive

A foreign judgment which is final and conclusive, for the purposes of recognition under Guernsey common law, is one which cannot be varied by the court which pronounced it, notwithstanding that there may be a right of appeal.

Original actions in courts of Guernsey

The Guernsey Court will prima facie take jurisdiction over an action brought by a holder of ordinary shares under U.S. securities laws against Genius, and would apply U.S. law (if applicable and appropriate) to determine the liability of Genius. However, the Guernsey Court may decline to exercise jurisdiction over the claim. A key factor as to whether the Guernsey Court would take jurisdiction is likely to be an argument on forum conveniens. Factors such as the extent of the disputed issues of foreign law, the nature of the dispute, the residence and place of business of Genius, and the location of key witnesses is likely to influence the Guernsey Court’s decision in this area.

INCORPORATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus and any applicable prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. This Prospectus and any applicable prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC (other than those documents or the portions of those documents that are “furnished” unless otherwise specified below):

•

Our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 18, 2022, as amended by Amendment No.  1 to our annual report on Form 20-F/A, filed with the SEC on November 11, 2022;

•	Exhibit 99.1 to our report on Form 6-K filed with the SEC on May 12, 2022;

•	Exhibit 99.1 to our report on Form 6-K filed with the SEC on August 16, 2022;

•	Exhibit 99.1 to our report on Form 6-K filed with the SEC on November 10, 2022; and

•	Exhibits 4.1 and 4.2 to our report on Form 6-K filed with the SEC on November 18, 2022

•	Exhibits 4.1 and 4.2 to our Report on Form 6-K filed with the SEC on December 20, 2022; and

•

The description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the SEC on April 19, 2021, including any amendment or report filed for the purpose of updating such description.

In addition, any other reports on Form 6-K that we subsequently furnish to the SEC pursuant to the Exchange Act prior to the termination of an offering made pursuant to this Prospectus, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this Prospectus (if they state that they are incorporated by reference into this Prospectus) and deemed to be part of this registration statement from the date of the filing of such documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. This Prospectus is part of a registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

You may request copies of these documents, at no cost to you, from our website (www.geniussports.com), or by writing or telephoning us at the following address:

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

Telephone: +44 (0) 20 7851 4060

Exhibits to these documents will not be sent, however, unless those exhibits have been specifically included into this Prospectus.

Annex A

FORM OF WARRANT AMENDMENT

AMENDMENT NO. 2 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of [●], 2022, by and between Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of August 13, 2020 (as amended, the “Existing Warrant Agreement”), between dMY Technology Group, Inc. II (“dMY”) and the Warrant Agent, which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among dMY, the Company, and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of 50% of the number of the then outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide for mandatory exercise of the Public Warrants, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the then outstanding Public Warrants consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.    Amendments to Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by inserting a new Section 6.A as below:

“6.A Mandatory Exercise.

6A.1 Exercise. Notwithstanding any other provision in this Agreement to the contrary, on the Trading Day immediately following the date of this Amendment, all (and not less than all) of the outstanding Warrants that have not been exercised by the holders thereof prior to the date of this Amendment shall be exercised automatically, on a cashless basis pursuant to Section 3.3.1(f) hereof, at the office of the Warrant Agent, at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange on the date which is the second trading day prior to the date of this Amendment (if and only if such Exercise Price would be less than $11.50 per share), resulting in holders of such warrants receiving 0.234 ordinary shares (or any Alternative Issuance pursuant to Section 4.5) for each Warrant held by the holder thereof (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the ordinary shares). If the Warrant Amendment is approved and 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading period on the NYSE on the second Trading Day prior to the Expiration Date is $11.50 or greater, such automatic exercise pursuant to the Warrant Amendment will occur on the holder’s behalf on a cashless basis at an exercise price of $11.50.”

2.	Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.

Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

4.

Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

5.	Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

6.

Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

GENIUS SPORTS LIMITED

Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

Name:
Title:

GENIUS SPORTS LIMITED

Consent Solicitation

of

Genius Sports Limited

PROSPECTUS

Any questions or requests for assistance may be directed to the solicitation agent at the address and telephone number set forth below. Requests for additional copies of this Prospectus and requests to obtain the Reduced Exercise Price (when available on and following the Trading Day prior to the Expiration Date) and a representative Reduced Exercise Price (prior to the Trading Day prior to the Expiration Date and based on the volume-weighted average price of the ordinary shares on the NYSE on the Trading Day preceding such request) may be directed to the information and tabulation Agent. Beneficial owners may also contact their custodian for assistance concerning the Consent Solicitation.

The information and tabulation agent for the Consent Solicitation is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550

Call Toll Free: (800) 370-1749

Email: geniussports@dfking.com

The solicitation agent is:

BofA Securities, Inc.

One Bryant Park

New York, New York 10036